Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-177923 Dated February 1, 2013

                                                                      J.P.Morgan
2 year Return Notes linked to the J.P. Morgan Strategic Volatility Dynamic
Index
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OVERVIEW

The J.P. Morgan Strategic Volatility Dynamic Index (the "Index") is a
synthetic, dynamic strategy that aims to reflect flat to positive sensitivity to the volatility of large cap U.S. stocks by replicating the returns from combining a fixed long position and a contingent, scaled short position in futures contracts on the CBOE Volatility Index([R]) (the "Vix Index"), where the synthetic long position and, when activated, the synthetic short position, are rolled throughout each month.

The index maintains a systematic long position in 3(rd), 4(th), 5(th) and 6(th)
month futures contracts and progressively activates a short position in 2(nd)
and 3(rd) month VIX futures contracts if there is negative spread between the
VIX and the time-weighted average of 2(nd) and 3(rd) month futures contracts
(i.e. when the market is in contango), wherein the Index targets a flat to positive sensitivity to volatility.

You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Summary of Terms

Issuer:               JPMorgan Chase & Co.
Principal Amount:     $1,000
Underlying:           J.P. Morgan Strategic Volatility
                      Dynamic Index
Underlying ticker:    JPUSSTVD
Payment at Maturity:  Per note, $1,000 x (1 + Index Return)
Maximum Return:       n/a
Index Return:         On any Valuation Date, (Index
                      closing level on that Valuation
                      Date -- Initial Index Level) / Initial
                      Index Level
Initial Index Level:  The Index closing level on the
                      Inception Date
Repurchase Fee:       0.50%*
Inception Date:       February 25, 2013
Final Valuation Date: February 24, 2015
Maturity Date:        February 27, 2015
CUSIP:                48126DVL0

*You may request that we repurchase your notes on a daily basis in a minimum denomination equal to the Principal Amount, subject to our acceptance of your request and your compliance with the procedural requirements described in the accompanying term sheet. While we intend to accept all requests for early repurchase of notes, we are not obligated to accept any repurchase request. We are not committed to purchasing any note at a particular time or price.

                                            North America Structured Investments
Hypothetical Returns**

                                      Payment
                         Payment at  Upon Early
Index Return Note Return Maturity   Repurchase
------------ ----------- ---------- ----------
   70.0%       70.0%     $1,700.00   $1,695.00
------------ ----------- ---------- ----------
   50.0%       50.0%     $1,500.00   $1,495.00
------------ ----------- ---------- ----------
   30.0%       30.0%     $1,300.00   $1,295.00
------------ ----------- ---------- ----------
   10.0%       10.0%     $1,100.00   $1,095.00
------------ ----------- ---------- ----------
   0.0%         0.0%     $1,000.00    $995.00
------------ ----------- ---------- ----------
  -10.0%       -10.0%     $900.00     $895.00
------------ ----------- ---------- ----------
  -30.0%       -30.0%     $700.00     $695.00
------------ ----------- ---------- ----------
  -50.0%       -50.0%     $500.00     $495.00
------------ ----------- ---------- ----------
  -100.0%     -100.0%      $0.00       $0.00

Return Profile

At maturity, you will receive a cash payment of $1,000 x (1+Index Return). You may also request that we repurchase your notes prior to maturity, subject to a repurchase fee of $5 per $1,000 notional.* The notes provide the opportunity to obtain an uncapped return at maturity or upon early repurchase linked to the
Index.

Your payment at maturity, or upon early repurchase, is subject to the credit risk of JPMorgan Chase & Co.

The level of the Index incorporates the daily deduction of (a) the index fee of
0.75% per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20% and
0.50% per day, both to aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position.

The level of the Index and the value of the notes will be adversely affected if the performance of the synthetic long position and the contingent synthetic short position in the relevant VIX futures contracts is not sufficient to offset the daily deduction of the index fee and the daily rebalancing adjustment amount. The daily rebalancing adjustment factor is likely to have a substantial adverse effect on the level of the Index over time. See Selected
Risk Considerations below for additional information.
**The hypothetical returns set forth above are illustrative and may not be the actual returns on the notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market outside of the early repurchase feature.

J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com
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2 year Return Notes linked to the J.P. Morgan Strategic Volatility Dynamic
Index
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North America Structured Investments

Selected Purchase Considerations

[] Uncapped appreciation potential: The notes provide the opportunity to obtain an uncapped return at maturity, or upon early repurchase, linked to the Index
(which will reflect the daily deduction of the index fee and the daily rebalancing adjustment amount) subject to, in the case of an early repurchase, the deduction of the Repurchase Fee.
[] Minimum denominations of $1,000 and integral multiples thereof.
[]Daily repurchases in minimum denominations equal to the principal amount, subject to a 0.50% repurchase fee. See the cover page of this document for more information.

Selected Risks
Your investment in the notes may result in a loss. The return on your initial investment will reflect the daily deduction of the index fee and the daily rebalancing adjustment amount from the level of the Index and, in the case of an early repurchase, the deduction of the Repurchase Fee. If the Index declines by 100% from its initial level at maturity, you would lose all of your principal. There are no interest payments on the notes.
[] Payment on the notes is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
[]Certain built-in costs are likely to adversely affect the value of the notes prior to maturity. The original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes.
As a result, the price, if any, at which JPMS will be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.
[]Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline.
[]Lack of liquidity: JPMorgan Securities LLC, acting as agent for the issuer
(and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all may result in a significant loss of your principal.

Risks Related to the Index
[]You may receive less than your initial investment due to the index fee and daily rebalancing adjustment amount, and, in the case of early repurchase, the repurchase fee amount. The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index over time. See the cover page of this document for more information.

[]Our affiliate, J.P. Morgan Securities plc, is the index calculation agent and may adjust the Index in a way that affects its level []The Index has a limited operating history. Hypothetical back-tested data related to the Index does not represent actual historical data and are subject to inherent limitations. The strategy reflected in the Index may not be successful.
[] Notes that provide exposure to equity volatility, which are subject to significant fluctuations, are not suitable for all investors. You should actively manage your investment in the notes.
[]When the synthetic short position is activated, your return on the notes depends on the net performance, not the absolute performance, of the synthetic positions.
[] Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Index is based to be successful.
[]The Index may experience small positive, zero, or even negative returns during periods of low volatility
[]Because exposure to the synthetic short position is adjusted only if the applicable conditions are satisfied for three consecutive Index Business Days, the exposure to the synthetic short position may not be adjusted during non-trending market conditions. []The Index comprises only notional assets and liabilities []The Index is an excess return index and reflects the performance of an uncollateralized investment in futures contracts []The level of the Index may not increase even when the synthetic long position and the synthetic short positions, when activated, generates a positive return.
[]There is unlimited loss exposure to the synthetic short position, when activated, and such exposure may result in a significant drop in the level of the Index.
The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and any applicable underlying supplement and
"Selected Risk Considerations" to the applicable term sheet for additional information.
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Disclaimer SEC Legend: JPMorgan Chase & Co. has filed a registration statement
(including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that
JPMorgan Chase & Co. has filed with the SEC for more complete information about
JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively,
JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement , any applicable underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the notes may be uncertain.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all
investors.This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Additional information about the symbols depicted in each cube in the top right-hand corner of this fact sheet can be accessed via the hyperlink to one of our filings with the SEC:
http://www.sec.gov/Archives/edgar/data/19617/000095010311004940/crt_dp27418-fwp.pdf
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J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com
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